Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Set forth below is the text of a press release issued by Marathon Oil Corporation on March 19, 2004. This is being filed pursuant to Rule 425 under the Securities Act of 1933.

MARATHON TO ACQUIRE ASHLAND’S INTEREST IN
MARATHON ASHLAND PETROLEUM COMPANY LLC

Acquisition Complements Marathon’s Long Term Growth Plans

     HOUSTON, March 19, 2004 — Marathon Oil Corporation (NYSE: MRO) announced today that it has entered into an agreement with Ashland Inc. (NYSE: ASH) under which it will acquire Ashland’s 38 percent interest in Marathon Ashland Petroleum LLC (MAP) in a transaction valued at $2.93 billion. Currently, Marathon owns a 62 percent interest in MAP and, following the completion of this transaction, which is expected to occur in the fourth quarter of this year, Marathon will become the sole owner of this top quartile U.S. refining, marketing and transportation company. As part of the transaction, Marathon will acquire certain other complementary Ashland businesses for additional consideration of approximately $94 million. The closing of the transaction is contingent upon a number of conditions, including a favorable tax ruling from the U.S. Internal Revenue Service as to the tax-free nature of the transaction, Ashland shareholder approval, Ashland public debt holder consents and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act.

     “Marathon’s acquisition of this minority interest in MAP is highly complementary to our long term growth strategy,” said Clarence P. Cazalot, Jr., Marathon president and CEO. “One of Marathon’s strategic intents is to remain a fully integrated company creating sustainable value growth. Acquiring full ownership of MAP provides us with substantial growth opportunities and leverages our access to the profitable Midwest growth markets. At the same time, Marathon will retain the financial and operational flexibility to continue investing in new and existing core exploration and production operations, as well as our emerging integrated gas business.”

     In addition to acquiring Ashland’s minority interest in MAP, Marathon will acquire Ashland’s maleic anhydride business, including the company’s plant located in Neal, West Virginia, adjacent to MAP’s Catlettsburg (Kentucky) refinery, as well as a portion of its Valvoline Instant Oil Change business, consisting of 61 retail outlets located in Michigan and Ohio. While not part of MAP, these additional assets are complementary to MAP’s business.

     Under the terms of the agreement, Marathon will acquire Ashland’s interest in MAP and other businesses for consideration payable as follows: $315 million in Marathon common stock to be distributed to Ashland’s shareholders, approximately $794 million in cash and accounts receivable to be distributed to Ashland by MAP, approximately $1.9 billion in assumed debt, and assumed environmental liabilities with a present value of $15 million. Marathon intends to initiate an offering for approximately $1 billion in new Marathon common shares as soon as practical. Proceeds generated by this equity offering, along with existing Marathon cash resources, are expected to be used to retire debt after the closing of the transaction.

     Following the completion of the transaction and the planned equity offering, Marathon estimates its cash adjusted debt-to-capital ratio will be well within the company’s stated target of approximately 40 percent, allowing Marathon to retain the financial flexibility to support the company’s global growth plans, as well as preserve Marathon’s overall credit quality. Marathon expects the combined effect of the equity offering and the acquisition to be dilutive on an earnings per share basis in 2004, as a result of the difference in the timing of the equity offering and the completion of the acquisition. However, the company anticipates the acquisition would be accretive to earnings per share and cash flow beginning in 2005.

     “The success of the MAP joint venture since its formation in 1998 is due, in large part, to the outstanding partnership spirit that continues to exist between Marathon and Ashland,” added Cazalot. “This relationship has been, and continues to be, based upon a shared vision to maintain MAP’s top quartile performance. We want to thank Ashland for being such a strong partner and we look forward to working cooperatively with them as we move toward closing this transaction. Ashland is, and will continue to be, one of MAP’s largest customers, and we also look forward to a continuing, mutually beneficial business relationship.”

     MAP is the largest refiner in the Midwest and fifth largest U.S. refiner with seven refineries with a total capacity of 948,000 barrels of crude oil per day. The company has more than 8,000 miles of pipeline that it owns, operates or leases and markets through a network of nearly 6,000 retail outlets under the Marathon, Speedway, Super America and Pilot Travel Center brands. The attached MAP fact sheet contains additional specific information about the company’s operations.

     Citigroup Global Markets Inc. served as financial advisor to Marathon for this transaction. In addition, Baker Botts L.L.P. acted as legal counsel, and Miller & Chevalier Chartered served as tax counsel.

     Marathon will conduct a conference call and Web cast with security analysts today, Friday, March 19, at 11:30 a.m. EST to discuss this acquisition. To listen to the Web cast of the conference call, visit Marathon’s website at www.Marathon.com. Replays of the Web cast will be available through April 2, 2004.

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This release contains forward-looking statements with respect to the completion of the acquisition of Ashland’s 38 percent interest in MAP and certain other related businesses, the anticipated effects of the acquisition on earnings per share and cash flow, an offering of Marathon common stock, and the estimated impact of the proposed acquisition and anticipated offering on Marathon’s cash-adjusted debt-to-capital ratio. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. The foregoing factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC and the SEC’s web site at www.sec.gov. The proxy statement/prospectus and these other documents filed by Marathon may also be obtained for free from Marathon by calling the Investor Relations Contacts at the numbers noted below.

Media Relations Contacts:	Paul Weeditz	713-296-3910
	Susan Richardson	713-296-3915

Investor Relations Contacts:	Ken Matheny	713-296-4114
	Howard Thill	713-296-4140